EXHIBIT 23.5

                       [GOLDMAN, SACHS & CO. Letterhead]


April 19, 1996


Board of Directors
Daig Corporation
14901 Deveau Place
Minnetonka, Minnesota 55345

Re:  Registration Statement on Form S-4 of St. Jude Medical, Inc.

Gentlemen:

Attached is our opinion letter dated January 29, 1996 with respect to the fairness to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Daig Corporation (the "Company") of the Conversion Ratio (as defined in the attached opinion letter) to be received for Shares pursuant to the Agreement and Plan of Merger dated as of January 29, 1996, among St. Jude Medical, Inc., Partner Acquisition Corp. and the Company.

The foregoing opinion letter has been furnished for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent.

In that regard, we hereby consent to the reference to the opinion of our firm under the captions "SUMMARY - The Merger - Opinion of Financial Advisor to Daig", "THE MERGER - Daig's Reasons for the Merger; Recommendation of the Daig Board" and "THE MERGER - Opinion of Financial Advisor to Daig" and to the inclusion of the foregoing opinion in the Proxy Statement/Prospectus included in the above-mentioned Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.


Very truly yours,


/s/ Goldman, Sachs & Co.
GOLDMAN, SACHS & CO.